# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurelion Inc., CIK 0001765850
CUSIP: G7244A119
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Address of issuer's principal executive offices: Office Unit 6620B, 66/F, The Center, 99 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 41,666,668; sole dispositive power 0; shared dispositive power 41,666,668; aggregate amount beneficially owned 41,666,668 (21.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 41,666,668 Class A Ordinary Shares, par value $0.000625 per share, of Aurelion Inc. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.).
  
  Note in relation to Item 13: This percentage is calculated based upon 193,473,175.2 issued and outstanding Class A Ordinary Shares reported as outstanding as of December 31, 2025, which excludes from the 215,695,399.2 Class A Ordinary Shares reported as outstanding as of December 31, 2025 in the Issuer's Form 20-F filed with the Securities and Exchange Commission on January 6, 2026 the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, pursuant to Rule 13d-3(d)(1)(i)(D). The Reporting Persons (as defined below) hold 1.28% of voting power of all the outstanding ordinary shares of the Company, on the basis that the Reporting Persons hold 41,666,668 Class A Ordinary Shares and no Class B Ordinary Shares, and considering that holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 41,666,668; sole dispositive power 0; shared dispositive power 41,666,668; aggregate amount beneficially owned 41,666,668 (21.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 41,666,668 Class A Ordinary Shares, par value $0.000625 per share, of Aurelion Inc. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.).
  
  Note in relation to Item 13: This percentage is calculated based upon 193,473,175.2 issued and outstanding Class A Ordinary Shares reported as outstanding as of December 31, 2025, which excludes from the 215,695,399.2 Class A Ordinary Shares reported as outstanding as of December 31, 2025 in the Issuer's Form 20-F filed with the Securities and Exchange Commission on January 6, 2026 the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, pursuant to Rule 13d-3(d)(1)(i)(D). The Reporting Persons hold 1.28% of voting power of all the outstanding ordinary shares of the Company, on the basis that the Reporting Persons hold 41,666,668 Class A Ordinary Shares and no Class B Ordinary Shares, and considering that holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 41,666,668; sole dispositive power 0; shared dispositive power 41,666,668; aggregate amount beneficially owned 41,666,668 (21.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 41,666,668 Class A Ordinary Shares, par value $0.000625 per share, of Aurelion Inc. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.). Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 193,473,175.2 issued and outstanding Class A Ordinary Shares reported as outstanding as of December 31, 2025, which excludes from the 215,695,399.2 Class A Ordinary Shares reported as outstanding as of December 31, 2025 in the Issuer's Form 20-F filed with the Securities and Exchange Commission on January 6, 2026 the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, pursuant to Rule 13d-3(d)(1)(i)(D). The Reporting Persons hold 1.28% of voting power of all the outstanding ordinary shares of the Company, on the basis that the Reporting Persons hold 41,666,668 Class A Ordinary Shares and no Class B Ordinary Shares, and considering that holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Name of issuer: Aurelion Inc.
Address of issuer's principal executive offices: Office Unit 6620B, 66/F, The Center, 99 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 00000
Comment: This statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.000625 per share ("Class A Shares") of Aurelion Inc., a Cayman Islands company (the "Issuer"). The Class A Shares are listed on the Nasdaq Capital Market under the ticker symbol "AURE".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. and its respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V. is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Global Investments Fund, S.I.C.A.F., S.A. is the holding company for the Tether Group. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Class A Shares, together with 20,833,334 Series A-1 Warrants and 20,833,334 Series A-2 Warrants, for an aggregate purchase price of $15 million. The source of funds was the Tether stablecoin (USDT), through which Tether Investments, S.A. de C.V. paid 15 million USDT.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Based on the outstanding share capital of the Issuer and assuming full exercise of the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, the Reporting Persons beneficially own 21.5% of the outstanding Class A Ordinary Shares, based upon 193,473,175.2 issued and outstanding Class A Ordinary Shares reported as outstanding as of December 31, 2025, which excludes from the 215,695,399.2 Class A Ordinary Shares reported as outstanding as of December 31, 2025 in the Issuer's Form 20-F filed with the Securities and Exchange Commission on January 6, 2026, the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants pursuant to Rule 13d-3(d)(1)(i)(D). The Reporting Persons hold 1.28% of voting power of all the outstanding ordinary shares of the Company, on the basis that the Reporting Persons hold 41,666,668 Class A Ordinary Shares and no Class B Ordinary Shares, and considering that holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.

The Reporting Persons acquired these interests with the intent to exercise control of the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction, and may from time to time increase (through the acquisition of additional securities of the Issuer) or decrease (through the sale of all or a portion of the Class A Shares) their investment in the Issuer, depending upon multiple factors, including the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, conditions in the industries and jurisdictions in which the Issuer and its subsidiaries operate, tax considerations and other factors.

The Reporting Persons acquired the Class A Shares, together with 20,833,334 Series A-1 Warrants and 20,833,334 Series A-2 Warrants, for an aggregate purchase price of $15 million, in connection with the consummation of a $100 million private placement of equity securities (the "PIPE Financing") of the Issuer announced on October 10, 2025, entered together with a $50 million three-year term loan (the "Facility" and together with the PIPE Financing, the "Financing Transactions"). In connection with the announcement of the Financing Transactions, the Issuer announced the intention to implement a Tether Gold ("XAUt") treasury strategy, whereby XAUt, a digital asset backed by physical gold, would serve as our primary treasury reserve asset.

The Reporting Persons intend to review the Reporting Persons' investments in the Issuer from time to time and, in the course of such review, the Reporting Persons may take any of the foregoing actions with respect to their investment in the Issuer, or make other decisions or take other actions with respect to the Issuer. These decisions and actions may include communicating from time to time with the board of directors of the Issuer (the "Board"), members of management of the Issuer, other stockholders of the Issuer or other third parties with respect to the evaluation or implementation of strategic alternatives relating to the Issuer, engaging legal, financial, regulatory, technical, industry and/or other advisors to assist in any review or in making recommendations with respect to such decisions or actions, and taking steps to implement alternative courses of action relating to the Issuer, including courses of action that may be recommended by such advisors. Such courses of action may involve, without limitation, the proposal of or support for extraordinary corporate transactions (including an acquisition, merger, reorganization or other similar transaction or liquidation) involving the Issuer or any of its subsidiaries, including a public offer for all or part of the Issuer's securities, a business combination involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters, changes to the Board (including board composition) or management of the Issuer, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board, members of management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 41,666,668 Class A Shares, representing 21.5% of the outstanding Class A Shares. This percentage is calculated based upon 193,473,175.2 issued and outstanding Class A Ordinary Shares reported as outstanding as of December 31, 2025, which excludes from the 215,695,399.2 Class A Ordinary Shares reported as outstanding as of December 31, 2025 in the Issuer's Form 20-F filed with the Securities and Exchange Commission on January 6, 2026 the 22,222,224 Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, pursuant to Rule 13d-3(d)(1)(i)(D). The Reporting Persons hold 1.28% of voting power of all the outstanding ordinary shares of the Company, on the basis that the Reporting Persons hold 41,666,668 Class A Ordinary Shares and no Class B Ordinary Shares, and considering that holders of the Class A Ordinary Shares are entitled to one vote per share while holders of the Class B Ordinary Shares are entitled to 50 votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 41,666,668 Class A Shares.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (01/21/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (01/21/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (01/21/2026)